                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No.       13    )*
                                        ------------

                            ALBERTO-CULVER COMPANY
                            ----------------------
                               (Name of Issuer)

                CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                ----------------------------------------------
                        (Title of Class of Securities)


                                   013068101
                                 --------------
                                 (CUSIP Number)

Marshall E. Eisenberg                         Carol L. Bernick
NEAL, GERBER & EISENBERG                      2525 Armitage Avenue
Two North LaSalle Street, Suite 2200          Melrose Park, IL 60160
Chicago, Illinois  60602                      (708) 450-3051
(312) 269-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 21, 2001
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

-------------------                                            -----------------
CUSIP NO. 013068101                   13D                      Page 2 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Carol L. Bernick

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not applicable

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S. Citizen

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    4,546,754
     NUMBER OF

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    2,539,078

     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    4,546,754
    REPORTING

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   2,539,078

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    7,085,832


--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12 Excluded are 500,000 Class B shares held directly by Bernick's spouse; 47,910 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,526 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.

                                                                    [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13    21.50%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN

--------------------------------------------------------------------------------
* SEE INSTRUCTIONS

-------------------                                            -----------------
CUSIP NO. 013068101                   13D                      Page 3 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KSL Property Trust II, u/a/d 10/31/98
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Trust
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,928,817

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,928,817

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,928,817

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]
      Not applicable.

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13
      5.85%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS

-------------------                                            -----------------
CUSIP NO. 013068101                   13D                      Page 4 of 7 Pages
-------------------                                            -----------------


Item 1. Security and Issuer.

        Title of Class of Securities:    Class B Common Stock, $.22 par value
                                         per share ("shares" or "Class B
                                         shares")

        Name and Address of Issuer:      Alberto-Culver Company (the "Company")
                                         2525 Armitage Avenue
                                         Melrose Park, IL 60160
Item 2. Identity and Background.

        (a) Name of Person Filing:       (1) Carol L. Bernick ("Bernick")
                                         (2) KSL Property Trust II,
                                             u/a/d 10/31/98 (the "Property
                                             Trust")

        (b) Address:                     c/o Carol L. Bernick
                                         2525 Armitage Avenue
                                         Melrose Park, IL 60160

        (c) Principal Business:          (1) Bernick, an individual, is a
                                             Director, Vice Chairman and
                                             Assistant Secretary of the Company,
                                             and President Alberto-Culver North
                                             America, a division of the Company.
                                         (2) Trust Administration

        (d) Prior Criminal Convictions:  None

        (e) Prior Civil Proceedings
            with Respect to Federal
            or State Securities Laws:    None

        (f) Citizenship/Organization:    (1) U.S. Citizen
                                         (2) Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

        On September 21, 2001, the (i) Bernice E. Lavin Trust, u/a/d 12/18/87 (the "BEL Trust"), to which Bernick shares voting and investment power, transferred 2,586,335 Class B shares to the 2001 BEL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power; (ii) Leonard H. Lavin Trust, u/a/d 12/18/87 (the "LHL Trust"), to which Bernick shares voting and investment power, transferred 3,410,853 Class B shares to the 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power; (iii) Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (the "Revocable Trust") transferred 175,000 Class A shares to the CLB Grantor Annuity Trust, u/a/d 9/18/01 (the "CLB 2001 Trust") and (iv) CLB GRAT Trust, u/a/d 9/15/93 (the "CLB Trust") transferred 1,096,875 Class B shares to the CLB 2001 Trust.

Item 4. Purpose of Transaction.

        The transactions were for the Bernick family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

-------------------                                            -----------------
CUSIP NO. 013068101                   13D                      Page 5 of 7 Pages
-------------------                                            -----------------


Item 5. Interest in Securities of the Issuer.

     (a)  (i)    Amount of Class B Shares Beneficially Owned: 7,085,832 shares total: 257,148 shares held as trustee of the Revocable Trust;
                 845,529 shares held as co-trustee of the CLB Trust; 1,096,875
                 Class B shares held as trustee of the CLB 2001 Trust; 1,928,817 shares held as trustee of the Property Trust; 823,549 shares held as co-trustee of the BEL Trust; 823,529 shares held as co-trustee of the LHL Trust; 71,400 shares held by the Howard and Carol Bernick Family Foundation; 222,527 shares held as trustee of a trust for the benefit of Bernick's nephew (the
                 "Nephew Trust"); 100,000 shares as trustee of the Lavin
                 Survivorship Insurance Trust II (the "Lavin Survivorship
                 Trust"); 300,600 shares held as co-trustee of a trust for Bernick's benefit; 87,528 shares as trustee of trusts for the benefit of certain of Bernick's family members (the "Family
                 Members Trusts"); 520,000 shares held by Lavin Family
                 Foundation (a charitable private foundation of which Bernick is a Director and Vice President); and 8,330 shares held as a participant in the Alberto-Culver Employees' Profit Sharing
                 Plan.

          (ii)   Percentage of Class B Shares Beneficially Owned: 21.50% total:
                 .78% as trustee of the Revocable Trust; 2.57% as co-trustee of the CLB Trust; 3.33% as trustee of the CLB 2001 Trust; 5.85% as trustee of the Property Trust; 2.50% as co-trustee of the BEL Trust; 2.50% as co-trustee of the LHL Trust; .22% as a Director and the President of the Howard and Carol Bernick Family Foundation; .68% as trustee of the Nephew Trust; .30% as trustee of the Lavin Survivorship Trust; .91% as co-trustee of a trust for Bernick's benefit; .27% as trustee of the Family Members Trusts; 1.58% as a Director and Vice President of Lavin Family Foundation; and .03% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 32,957,471 Class B shares outstanding as of June 30, 2001).

     (b)  Number of Class B Shares as to which Bernick and Property Trust have:

                                                   Bernick        Property Trust
                                                   -------        --------------
                 (i)   Sole power to vote:       4,546,754/1/       1,928,817
                 (ii)  Shared power to vote:     2,539,078/2/           0
                 (iii) Sole power to dispose:    4,546,754/1/       1,928,817
                 (iv)  Shared power to dispose:  2,539,078/2/           0

                 /1/ The 4,546,754 shares held by Bernick and reflected as sole power to vote and sole power to dispose include 257,148 Class B shares held as trustee of the Revocable Trust; 845,529 Class B shares held as trustee of the CLB Trust; 1,096,875 Class B shares held as trustee of the CLB 2001 Trust; 1,928,817 Class B shares held as trustee of the Property Trust; 222,527 Class B shares held as trustee of the Nephew Trust; 100,000 Class B shares held as trustee of the Lavin Survivorship Trust; 87,528 Class B shares held as trustee of the Family Members Trusts; and 8,330 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

                 /2/ The 2,539,078 shares held by Bernick and reflected as
                     shared power to vote and shared power to dispose include 300,600 Class B shares held as co-trustee of a trust for her benefit; 520,000 Class B shares held by the Lavin Family Foundation; 823,549 Class B shares held as co-trustee of the BEL Trust; 823,529 Class B shares held as co-trustee of the LHL Trust; and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation.

Bernick shares the power to vote and dispose of the 520,000 shares held by Lavin Family Foundation, 823,549 shares held by the BEL Trust, and 823,529 shares held by the LHL Trust with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 300,600 shares held by such trust with Mrs. Lavin. Bernick shares the power to vote and dispose of 71,400

-------------------                                            -----------------
CUSIP NO. 013068101                   13D                      Page 6 of 7 Pages
-------------------                                            -----------------


shares held by the Howard and Carol Bernick Family Foundation with her spouse, Mr. Bernick and Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

     (i)   Name of Person:                  (1)      Leonard H. Lavin
                                            (2)      Bernice E. Lavin
                                            (3)      Howard B. Bernick
                                            (4)      Marshall E. Eisenberg

     (ii)  Address:                         (1),(2), 2525 Armitage Avenue
                                            and (3)  Melrose Park, Illinois 60160
                                            (4)      Neal, Gerber & Eisenberg
                                                     Two North LaSalle Street, Suite 2200
                                                     Chicago, Illinois  60602

     (iii) Principal Business:              (1)      Leonard H. Lavin, an individual, is a Director and the Chairman of the Company
                                            (2)      Bernice E. Lavin, an individual, is a Director and the Vice Chairman, Secretary and Treasurer of the Company
                                            (3)      Howard B. Bernick, an individual, is a Director and the President and Chief
                                                     Executive Officer of the Company
                                            (4)      Marshall E. Eisenberg, an individual, is an attorney and a partner in the law firm Neal, Gerber & Eisenberg, Chicago, Illinois

     (iv)  Prior Criminal Convictions:      None.

     (v)   Prior Civil Proceedings with
           Respect to Federal or State
           Securities Laws:                 None.

     (vi)  Citizenship/Organization:        U.S. Citizen.

The shares owned by Bernick and the percentage ownership specified herein does not reflect options to purchase 263,844 Class A shares held by Bernick directly; 100,200 Class A shares held as co-trustee of a trust for her benefit; 436 Class A shares held as trustee of the Revocable Trust; 175,000 Class A shares held by the CLB 2001 Trust; 421,378 Class A shares held by the Lavin Family Foundation; 80,088 Class A shares held as trustee of the Sons Trusts; 64 Class A shares held as co-trustee of the BEL Trust; 5,704 Class A shares held by the LHL Trust; and 35,000 Class A shares held by the Howard and Carol Bernick Family Foundation.

Also excluded are 500,000 Class B shares and 839,100 Class A shares (includes options to purchase 679,100 Class A shares) held directly by Bernick's spouse; 5,100 Class A shares and 47,910 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,526 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares held by her spouse and they are not included above.

(c) None, except as reported in Item 3 above.

(d) None.

(e) Not applicable.

-------------------                                            -----------------
CUSIP NO. 013068101                   13D                      Page 7 of 7 Pages
-------------------                                            -----------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.


Item 7. Material to be Filed as Exhibits.

        None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2001

Signature:  /s/ Carol L. Bernick
            -----------------------------------------------------

Name/Title: Carol L. Bernick, individually; as trustee of the KSL
            Property Trust II, u/a/d 10/31/98; and as trustee or co-trustee of various other trusts.